1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2012
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Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
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No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
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         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X       Form 40-F

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1): __________

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7): __________

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No      X

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date April 2, 2012	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Important Note: The following is an English translation of the Chinese version of the Detailed Implementation Rules for the Remuneration Committee under the Board of Directors of Aluminum Corporation of China Limited (). In case of any discrepancies or inconsistencies, the Chinese version shall always prevail.

Aluminum Corporation of China Limited*
(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

ALUMINUM CORPORATION OF CHINA LIMITED
DETAILED IMPLEMENTATION RULES FOR THE
REMUNERATION COMMITTEE UNDER THE BOARD
OF DIRECTORS

CHAPTER I GENERAL PROVISIONS

Article 1

The Company sets up a Remuneration Committee (hereinafter referred to as the "Committee"") under the Board of Directors and hereby formulate these Detailed Implementation Rules (hereinafter referred to as the "Rules") in accordance with the Company Law of the People's Republic of China (hereinafter referred to as the "Company Law"), Rules of Shanghai Stock Exchange on Listing Stocks (hereinafter referred to as "SSE Listing Rules"), Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (hereinafter referred to as "Exchange Listing Rules"), (SSE Listing Rules and Exchange Listing Rules are collectively referred to as "listing rules of the place where Company shares are listed"), Articles of Association of Aluminum Corporation of China Limited (hereinafter referred to as the "Articles of Association") and other relevant provisions, with the purpose of establishing and standardizing the remuneration working systems and procedures of Aluminum Corporation of China Limited (hereinafter referred to as the "Company").

Article 2

The Remuneration Committee is a special operating mechanism set up by the Board of Directors; it shall be accountable to the Board of Directors and mainly responsible for providing advices and putting forward suggestions for relevant decisions made by the Board of Directors and reporting to the Board of Directors.

Article 3	The Detailed Implementation Rules are applicable to the Committee and relevant personnel and departments involved in these rules.

CHAPTER II COMMITTEE COMPOSITION

Article 4

The Remuneration Committee consists of four directors, and the majority of them shall be independent non-executive directors. Members of the Remuneration Committee shall be nominated by Chairman of the Board of Directors or not less than one third of all directors and be elected or removed by the Board of Directors with the affirmative voting of more than 50 percent of all directors.

Article 5

The Remuneration Committee has one Director, who shall be an independent non-executive director and nominated by the Chairman of the Board of Directors and elected or removed by the Board of Directors. The Director of the Remuneration Committee shall exercise the following powers:

(1)	to be responsible for chairing the Committee's work and ensuring the Committee's effective operation and performance of duties;

(2)	to convene and preside over the meetings of the Committee;

(3)	to urge and check the implementation of the Committee's work and resolutions;

(4)	to sign relevant documents of the Committee;

(5)	to report the Committee's work to the Board of Directors;

(6)	to ensure that the Committee has a clear and specific conclusion on each motion under discussion;

(7)	other duties required to be fulfilled by the Board of Directors.

Article 6

The term of office of the Remuneration Committee is the same as that of the Board of Directors, and the term of office of the Committee's members is the same as that of the directors. The members may be reelected when their terms of office expire. Where any member does not serve as director of the Company during his or her term of office, he or she shall be disqualified as a member automatically, and his or her vacancy shall be filled by the Board of Directors according to the provisions in the above Article 4.

A committee member may not be removed without cause before the expiration of his or her term, unless there is any circumstance that the committee member shall not be in office in accordance with the laws, regulations, the Articles of Association or the provisions in these Rules.

Article 7

Committee members may tender their resignations to the Board of Directors before the expiration of their terms of office. To resign, a committee member shall submit a written resignation to the Board of Directors and describe the reasons for his/her resignation and matters needed to be concerned by the Board of Directors therein.

Article 8

The committee members may be adjusted with their terms of office if proposed by the Chairman of the Board of Directors or not less than one third of all directors and adopted by the directors via voting.

Article 9	If the number of the committee members falls below the statutory minimum, the Board of Directors shall supplement the number of members in accordance with the provisions in these Rules.

CHAPTER III TERMS OF REFERENCE

Article 10	The major terms of reference of the Remuneration Committee are as follows:

(1)

to put forward suggestions to the Board of Director on the remuneration policy and structure of directors, supervisors who represent the employees and senior management staff and the establishment of a formal and transparent procedure for formulating the remuneration policy;

(2)	to review and approve the package proposal of the management by reference to the policies and objectives set up by the Board of Directors;

(3)

to be responsible for proposing the remuneration management methods and the remuneration package proposal of individual directors (including non-executive directors and independent non-executive directors), supervisors who represent the employees and senior management staff and putting forward suggestions to the Board of Directors on them; the remuneration package includes the non-monetary benefits, pension rights and compensation amount (including the compensation for the loss or termination of office or appointment);

when proposing the remuneration package proposal of directors (including non-executive directors and independent non-executive directors), supervisors who represent the employees and senior management staff, the remuneration paid by comparable companies, the time spent and the responsibilities assumed by directors, supervisors who represent the employees and senior management staff, as well as the employment conditions of other positions in the Group shall be taken into consideration;

the Commission shall ensure that any director or his or her any associate does not involve in proposing his or her own remuneration;

(4)

to review and approve the compensation that must be paid to directors, supervisors who represent the employees and senior management staff because of the loss or termination of office, ensuring that such compensation is consistent with the relevant terms of the contract; if the compensation is not consistent with the relevant terms of the contract, such compensation shall be fair and reasonable;

(5)

to review and approve the compensation arrangements for directors, supervisors who represent the employees and senior management staff who are dismissed or removed because of misconduct, ensuring that such arrangement is consistent with the relevant terms of the contract; if the compensation is not consistent with the relevant terms of the contract, such compensation shall be reasonable and appropriate;

(6)	to supervise the implementation of the Company's remuneration systems;

(7)

to be responsible for proposing the performance assessment methods, performance evaluation procedures and incentives & disincentives methods of the senior management staff, and to put forward suggestions to the Board of Directors;

(8)	to review the performance of duties of senior management staff and make performance evaluation;

(9)	to review the Company's appraisal system and supervise the implementation of the Company's appraisal system;

(10)	to study on the Company's equity incentive program and put forward suggestions;

(11)	to report the decisions or suggestions made by the Committee to the Board of Directors, unless there is any circumstance that such report is limited by laws or regulatory restrictions;

(12)	other terms of reference empowered by the Board of Directors;

(13)	relevant requirements about the Committee's term of reference that is amended from time to time in accordance with the Listing Rules of the place where other companies' stock is listed.

Article 11

The remuneration plan of directors, supervisors who represent the employees proposed by the Remuneration Committee must be submitted to the Board of Directors for approval and adopted by the Shareholders' General Meeting through deliberation before implementation. The remuneration plan of the Company's senior management staff must be reported to the Board of Directors for approval.

Article 12	The Remuneration Committee shall be given adequate resources to fulfill its responsibilities.

Article 13

The Remuneration Committee shall ask for advice on the remuneration plan of other executive directors from the chairman of the Board of Director and /or President. If it is necessary for the Remuneration Committee to seek independent professional advice for performing its duties, the related costs shall be borne by the Company.

Article 14	The Remuneration Committee shall report the working situation of last year to the Board of Directors at the first regular meeting of the Board of Directors of each year.

Article 15

The Remuneration Committee shall exercise its powers in accordance with relevant provisions in the Company Law, the Articles of Association and these Rules and shall not infringe the interests of the Company and shareholders.

CHAPTER IV WORKING PROCEDURES

Article 16

The Company's Human Resources Department is the administrative body of the Remuneration Committee providing integrated services to the Remuneration Committee, which is responsible for the Remuneration Committee's daily liaison work, meeting organization and other matters; the Secretary to the Board of Directors and other relevant departments of the Company shall provide support and necessary materials to the daily operation of the Remuneration Committee.

Article 17

In case that the Remuneration Committee's term of reference is involving the motions of the regular meetings or the extraordinary meetings of the Company's Board of Directors, the Secretary to the Board of Directors shall submit the motions within the Remuneration Committee's term of reference to the Director of the Remuneration Committee for review as soon as possible after collecting relevant motions and materials. After receiving relevant motion materials, the Director of the Remuneration Committee shall convene the meeting of the Remuneration Committee in advance to review and discuss the relevant matter combining with the scheduling of meeting of the Board of Directors, and provide suggestions for the Board of Directors to make decisions.

Article 18

In accordance with the materials submitted by relevant department, the Remuneration Committee shall convene the meeting and form the clear and specific conclusions after discussion, including passing, rejecting or supplementing materials for discussion again.

Article 19

If the matters discussed at the meeting of the Remuneration Committee are involving the motions further submitted to the Company's Board of Directors, the Director of the Remuneration Committee shall report the Remuneration Committee's deliberations conclusion and opinions according to the meeting minutes of the Committee to all members of the Board of Directors at the meeting.

Article 20

The Director of the Remuneration Committee must attend the Annual General Meeting at the invitation of the Chairman of the Board of Directors and answer the shareholders' questions. In case the Director of the Remuneration Committee is absent, he or she may appoint another member or the authorized representative to attend the meeting on behalf of him or her.

CHAPTER V COMMITTEE MEETING

Article 21

The Remuneration Committee shall convene at least one regular meeting annually to discuss matters such as the annual remuneration plan of directors, supervisors who represent the employees and senior management staff and put forward suggestions to the Board of Directors. The meeting of Remuneration Committee shall be convened and presided over by the Director of Remuneration Committee; in case the Director of Remuneration Committee is unable to convene and preside over the meeting, he or she may designate a member to convene and preside over the meeting.

Article 22	In case of one of the following circumstances, the Director of Remuneration Committee shall issue the notice for extraordinary meeting within 3 days after the circumstance is occurred:

(1)	it is proposed by the Board of Directors;

(2)	it is proposed by the Director of Remuneration Committee;

(3)	it is proposed by not less than two members of the Remuneration Committee;

(4)	it is proposed by the Chairman of the Board of Directors.

Article 23

In case that the Remuneration Committee will convene the regular meeting or extraordinary meeting, the HR Department shall serve the written meeting notice to all members of Remuneration Committee and relevant personnel attended the meeting upon invitation 7 days before the convening of regular meeting or 3 days before the convening of extraordinary meeting respectively. The contents of the meeting notice shall at least include the method, time and place to convene the meeting, meeting agenda, meeting topic and relevant materials, meeting receipt, letter of authorization and the time to issue the notice. However, all members may unanimously agree to be exempted from the aforementioned notice time and procedural requirements. The Remuneration Committee shall promptly inform the Secretary to the Board of Directors upon convening the meeting.

Article 24

Upon receiving the meeting notice, the members of Remuneration Committee shall make confirmation and make feedback about relevant information (including but not limited to whether to attend the meeting, scheduling, etc.) promptly in an appropriate manner.

Article 25

The members of Remuneration Committee shall attend the meeting in person (including attending the meeting via telephone, video). If any member fails to attend the meeting in person, the member may submit the power of attorney signed by the member and appoint other member of the Remuneration Committee to attend the meeting and express views. The power of attorney shall expressly specify the scope and term of authorization. Any member of Remuneration Committee shall not accept the appointment of not less than two members simultaneously.

The member attending the meeting on behalf of the absent member shall exercise the member's rights to the extent authorized. In case any member fails to attend the meeting of Remuneration Committee in person and fails to appoint other member of Remuneration Committee to excise the rights on behalf of him or her, it shall be regarded as a waiver of rights.

Article 26

If a member of Remuneration Committee fails to personally attend the meetings and to appoint another member to attend the meetings on his or her behalf on two consecutive occasions, the Remuneration Committee shall propose to the Board of Directors that he or she be replaced.

Article 27	Meetings of the Remuneration Committee may be held only if not less than half of the members attend.

Article 28

Meetings of Remuneration Committee shall study and discuss on the matters under deliberation; the members of Remuneration Committee shall express views clearly, independently and fully express their views according to their own judgments. The views of members shall be recorded in the meeting minute.

Article 29

On the basis of fully study and discussion, the Director of Remuneration Committee shall summarize and form the audit opinions on the matters under the deliberation of the Remuneration Committee according to the meeting discussion and members' views; the members of Remuneration Committee shall vote for the matters under deliberation and the audit opinions by hand or ballot. Each member shall have one vote. The audit opinions on the matters under the deliberation at the meeting of Remuneration Committee must be adopted by more than half of all directors with the affirmative voting and signed by all members. The members who have expressed their opposition to such resolution have the right to list their objections in the audit opinions of the Remuneration Committee.

In case not less than half of all members are unable to make discussion or judgment because of the information or data required is insufficient, the Remuneration Committee has the right to require deliberation after relevant information or data has been supplemented.

In addition to the above circumstances, the Remuneration Committee shall expressly agree or disagree with the matters under deliberation.

Article 30

The meetings of Remuneration Committee generally shall be held on site. In special cases, under the premise of guaranteeing that the members may fully express their views, the meeting may be convened by various forms of communication with the consent of the Director of Remuneration Committee. As for the meetings held by various forms of communication, the members of Remuneration Committee may submit the written opinions on the matters under deliberation to the Board of Directors with the time limit stipulated in the meeting notice. The matters under the deliberation of the meetings of Remuneration Committee held by various forms of communication shall be adopted with affirmative votes of more than half of all members and all members shall sign to confirm the matters.

Article 31

The Secretary to the Board of Directors shall attend the meeting of Remuneration Committee without voting right. Where necessary, the Remuneration Committee may invite the Company's other directors, relevant senior management staff, the officers from the Company's relevant functional department, relevant experts, scholars and personnel of intermediary bodies to attend the meeting without voting rights. People who attend the meeting without voting rights shall make explanation and description on relevant matters according to the requirements of the members of Remuneration Committee.

Article 32	If the member of the Remuneration Committee has some interests in the matters discussed, this member shall avoid such matters.

Article 33

The members and other personnel attended the meeting without voting rights shall be obliged to keep confidential secrets of all meeting matters and shall not disclose relevant information without permission.

CHAPTER VI MEETING MINUTES

Article 34	The minutes shall be kept for the meetings of Remuneration Committee. HR Department is responsible for recording the meeting; the meeting minutes shall include the following contents:

(1)	the method, date and place to convene the meeting and the name of the chairman of the meeting;

(2)	the situation about members who attend the meeting in person, who attend the meeting on behalf of others and who are absent from the meeting;

(3)	the name and title of persons who attend the meeting without voting rights;

(4)	the meeting topics;

(5)	the main points of the speeches of members and relevant personnel who attend the meeting without voting rights;

(6)	the voting results and audit opinions about the matters under the deliberation of the meetings of Remuneration Committee;

(7)	the name of the person who keeps record for the meetings.

The members who attend the meeting, the Secretary to the Board of Directors who attends the meeting without voting right and the person who keeps record for the meeting shall sign on the meeting minutes.

Article 35

The audit opinions formed at the meetings of Remuneration Committee, meeting minutes, power of attorney, the written comments of the members and the original copies of other meeting materials shall be kept and managed by HR Department in accordance with relevant provisions; the Secretary to the Board of Directors shall retain the copies of the meeting minutes, written comments of the members and other documents.

CHAPTER VII SUPPLEMENTARY PROVISIONS

Article 36	The senior management staff in these Rules includes the Company's CEO, President, Senior Vice President, Vice President, Financial Controller and Secretary to the Board of Directors.

Article 37	These Detailed Implementation Rules shall be effective from the date when it is adopted by a resolution of the Board of Directors.

Article 38	The provisions of relevant laws and regulations, normative documents, the Listing Rules and the Articles of Association shall apply to the matters not covered in these Detailed Implementation Rules.

Article 39	The right to interpret and to amend these Detailed Implementation Rules shall belong to the Board of Directors.

About the Company
Our contact information of this release is:

*	Business address: No. 62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chalco.com.cn
*	Contact person: Liu Qiang, Company Secretary